PROSPECTUS
=============================================================================


                                 INFINITY, INC.


                                  $17,688,924
                       7% CONVERTIBLE SUBORDINATED NOTES
                  AND 2,051,074 SHARES OF COMMON STOCK ISSUABLE
                          UPON CONVERSION OF THE NOTES


            200,000 PLACEMENT AGENT WARRANTS AND 200,000 SHARES
           OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS


           250,000 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE
                             OF BRIDGE LOAN OPTIONS


     Holders of our 7% Convertible Subordinated Notes may offer for sale the Notes and the shares of our common stock into which the Notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the Notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from the sale of the Notes or the common stock by the selling holders. We will pay all expenses (other than selling commissions and fees and stock transfer taxes) of the registration and sale of the Notes and the common stock into which the Notes are convertible.

     Holders of the Notes may convert any portion of the note at any time on or before April 15, 2007 into shares of our common stock at a conversion price of $8.625 per share, subject to adjustment in certain events. We will pay interest on the Notes on April 15 and October 15 of each year, beginning on October 15, 2002. We may redeem all of the Notes at any time on or after April 22, 2004, and earlier under certain conditions, at the redemption prices described under the caption "Description of the Notes--Optional Redemption."

     The Notes are unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of the Notes--Subordination of Notes." The Notes are not entitled to any sinking funds.

     This Prospectus also relates to the offering by C.E. Unterberg, Towbin of up to 200,000 placement agent warrants and 200,000 shares of our common stock issuable upon exercise of placement agent warrants.

     In addition, this Prospectus relates to the offering by selling holders of 250,000 shares of our common stock issuable upon exercise of bridge loan options.

     The 2,501,074 shares issuable upon the conversion of the Notes, the exercise of the placement agent warrants and the exercise of the bridge loan options would represent 25.2% of the shares outstanding after completion of this offering.

     The common stock is traded in the over-the-counter market and is quoted on the Nasdaq Small-Cap Market (Symbol: IFNY). On July 31, 2002 the closing price of the common stock was $6.88 per share.

     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                              July 31, 2002

                              TABLE OF CONTENTS

                                                                   PAGE

PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . .   3

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .   5

RECENT EVENTS . . . . . . . . . . . . . . . . . . . . . . . . . .  12

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .  13

SELLING HOLDERS . . . . . . . . . . . . . . . . . . . . . . . . .  13

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . .  18

DESCRIPTION OF THE NOTES. . . . . . . . . . . . . . . . . . . . .  20

DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . .  31

DESCRIPTION OF THE PLACEMENT AGENT WARRANTS . . . . . . . . . . .  32

SUMMARY OF FEDERAL INCOME TAX CONSIDERATIONS  . . . . . . . . . .  33

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .  34

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . .  34

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . .  35

                             PROSPECTUS SUMMARY

     The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference in this Prospectus. The Prospectus should be read in its entirety, as this summary does not contain all of facts necessary to make an investment decision.

COMPANY SUMMARY

     Infinity, Inc. and its subsidiaries (Infinity) are primarily engaged in providing oil and gas well services and in the identification and acquisition of leasehold acreage on which to explore for oil and gas reserves and produce oil and gas. Infinity has three operating subsidiaries: Consolidated Oil Well Services, Inc. (Consolidated), Infinity Oil and Gas of Kansas, Inc. (Infinity-Kansas), and Infinity Oil and Gas of Wyoming, Inc. (Infinity-Wyoming).

     Consolidated provides services associated with the drilling and completing of oil and gas wells, including cementing, acidizing, fracturing, nitrogen pumping and water hauling. Consolidated provides all of these services in eastern Kansas and Northeastern Oklahoma, and provides well cementing services in the Powder River and Green River Basins of Wyoming.

     Infinity-Wyoming has acquired leases in the Greater Green River Basin of Wyoming, the Piceance Basin of Colorado, and the Sand Wash Basin of Colorado and Wyoming on which it intends to drill wells to produce coal bed methane gas. To date, Infinity-Wyoming has completed sixteen wells, two of which produce oil and gas, twelve of which produce gas, and two that are used to dispose of water produced by the oil and gas producing wells on the "Pipeline" project in the Greater Green River Basin. Infinity-Wyoming has drilled three additional wells that are awaiting completion and is proceeding with a fourth which it expects to drill to total depth by July 22, 2002. Infinity-Wyoming has also drilled five wells from which production of methane gas began in May 2002, and recompleted an existing well in which to dispose of water produced, on the "Labarge" project in the Greater Green River Basin. Infinity-Wyoming plans to continue to drill wells on both the Pipeline and Labarge projects to further establish the reserve potential of each project.

     Infinity-Kansas owns a 31.25% interest in a 5,120 acre river sand prospect in Stanton County, Kansas. The prospect is operated by an unrelated third party operator.

     Infinity has relied on unsecured debt to finance growth through acquisitions of oil and gas leases and equipment used in the oil field service business. The net proceeds of approximately $11,745,000 million received from the 7% convertible notes sold in April 2002 will be used by Infinity-Wyoming to drill wells on the Pipeline project.

     On May 13, 2002, we effected a two for one split of our outstanding common stock in the form of a 100% stock dividend payable to shareholders of record on May 6, 2002. All share amounts in this prospectus have been restated to give effect to this stock split.

     Our corporate offices are located at 211 West 14th Street, Chanute, Kansas 66720. Our telephone number is (620) 431-6200.

THE OFFERING

   Securities Offered:    Included in the securities being offered by this
                          prospectus are $17,688,924 of 7% Convertible
                          Subordinated Notes (including additional notes which may be issued in lieu of cash payments of interest ) and 2,051,074 shares of common stock that may be issued on the conversion of the notes. These notes and shares will be offered by the holders of the notes. Also included are 200,000 placement agent warrants and 200,000 shares of common stock issuable upon the exercise of such warrants to be offered by C.E. Unterberg, Towbin, and 250,000 shares issuable upon the exercise of bridge loan options to be offered by the holders of those options.

   Common Stock to be
   Outstanding after
   Offering:              9,921,147 shares.  The number of shares outstand-
                          ing after the offering assumes that all of the notes are converted into common stock immediately prior to a dividend payment date and that C.E. Unterberg, Towbin exercises all of its placement agent warrants and all of the bridge loan options are exercised. Prior to this offering, as of July 31, 2002, we had 7,420,073 shares issued and outstanding.

   Dividend Policy:       We do not anticipate paying dividends on our
                          common stock in the foreseeable future.

   Use of Proceeds:       The securities offered by this prospectus may be
                          sold by the selling holders and we will not receive any proceeds of the offering, except that we will receive proceeds from any exercise of the place-ment agent warrants held by C.E. Unterberg, Towbin and any exercise of the bridge loan options.

                                  RISK FACTORS

     Investing in the notes or shares is very risky. You should be able to bear a complete loss of your investment. In deciding whether to purchase the notes or shares, you should carefully consider the following factors.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY BE UNABLE TO ACHIEVE LONG-TERM PROFITABILITY.

     We recorded a loss in our fiscal years ended March 31, 2000 and March 31, 1999. Most of our losses have been from the operation of waste water treatment facilities that we operated and from low revenues generated by the oil field service business. Our prior losses may hurt our ability to obtain financing for drilling and other business activities on favorable terms. It may also hurt our ability to attract investors if we attempt to raise additional capital by selling additional securities in a private or public offering. We may not be able to obtain the additional capital we may need for our business to grow.

     Our ability to achieve a profit from operations on a long-term basis will depend on whether we are successful in exploring for and producing oil and gas from our existing leases. We face the following risks in developing our oil and gas leases:

     *  prices for oil and gas we produce may be lower than expected;

     * the capital required to develop the leases for production may not be available;

     *  we may not find oil and gas reserves in the quantities anticipated;

     * the reserves we find may not produce oil and gas at the rate anticipated;

     *  the cost of producing oil and gas may be higher than expected; and

     * there are many operating risks associated with drilling for and producing oil and gas.

OIL AND GAS PRICES ARE VOLATILE, AND AN EXTENDED DECLINE IN PRICES WOULD HURT OUR ABILITY TO ACHIEVE PROFITABLE OPERATIONS.

     Our future oil and gas revenues, operating results, profitability, future rate of growth and the carrying value of oil and gas properties will depend heavily on prevailing market prices for oil and gas. We expect the market for oil and gas to continue to be volatile. From December 1998 until March 2000, we did not produce any oil or natural gas. Beginning in March 2000, we began producing oil from our Cherokee Basin property and have received revenue per barrel of oil as low as $23.05 in July 2001 and as high as $32.37 in December 2000. The inside FERC CIG Index, the pricing index on which our gas sales will be based, fluctuated from a low of $1.05 per 1,000 cubic feet (MCF) in October 2001 to a high of $8.63 per MCF during January 2001. At current production levels, each $1.00 decrease in the price of crude oil would reduce Infinity's oil revenue by approximately $3,300 per month and each $0.10 decrease in natural gas price would reduce Infinity's gas revenue by $6,450 per month. Revenue generated from oil field services provided by Consolidated have increased to as much as $1.3 million per month when oil prices have been above $23.00 per barrel compared to revenue of $400,000 to $450,000 per month when prices reached historic lows of approximately $8.00 per barrel of oil in

1998. Any substantial or extended decline in the price of oil or gas would reduce our cash flow and borrowing capacity, as well as the value and the amount of our oil and gas reserves.

     All of Infinity's proved reserves are natural gas. Therefore, the volatility in the price of natural gas will have the greatest impact on us. Various factors beyond our control affect prices of oil and gas, including:

     *  worldwide and domestic supplies of oil and gas;

     * the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil prices and production controls;

     * political instability or armed conflict in oil or gas producing regions;

     *  the price and level of foreign imports;

     *  worldwide economic conditions;

     *  marketability of production;

     *  the level of consumer demand;

     *  the price, availability and acceptance of alternative fuels;

     *  the availability of pipeline capacity;

     *  weather conditions; and

     *  actions of federal, state, local and foreign authorities.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas.

DEVELOPMENT OF OUR COALBED METHANE PROJECTS WILL REQUIRE LARGE AMOUNTS OF
CAPITAL.

     Development of Infinity's coalbed methane properties will require drilling approximately 461 wells if our entire properties are shown to contain proved reserves. This would require capital expenditures of approximately $126,000,000. Currently, our only sources of financing these activities is the net proceeds of approximately $11,745,000 from the sale of the 7% Convertible Subordinated Notes in April 2002, and approximately $1,000,000 in net proceeds from the exercise of Class B Warrants. Additional financing may not be available to Infinity on terms that are acceptable. Future cash flows and the availability of financing will be subject to a number of variables, such as:

     * our coalbed methane projects in the Green River Basin of Wyoming and Piceance Basin of Colorado achieving a level of production that provides sufficient cashflow to support additional borrowings;

     *  Infinity's success in locating and producing new reserves;

     *  prices of oil and natural gas;

     *  the level of production from existing wells; and

     *  prices of oil and natural gas.

     Issuing equity securities to satisfy our financing requirements could cause substantial dilution to existing shareholders. Debt financing could lead to:

     * a substantial portion of our operating cash flow being dedicated to the payment of principal and interest;

     * Infinity being more vulnerable to competitive pressures and economic downturns; and

     *  restrictions on our operations.

     We are also considering entering into a partnership with another oil and gas company or companies in which we would maintain a carried or reduced working interest in the coal bed methane properties to provide the funds for future capital needs on the projects. However this would reduce our ownership and control over the project and could significantly reduce future revenues generated from gas production.

     If projected revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital, our ability to execute development plans or maintain production levels could be greatly limited.

INFORMATION CONCERNING OUR RESERVES AND FUTURE NET REVENUE ESTIMATES IS
UNCERTAIN.

     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values. Actual production, revenues and reserve expenditures will likely vary from estimates.

     Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions based on existing conditions, all of which may in fact vary considerably from actual results in the future.

     In addition, investors should not construe the present value as the current market value of the estimated oil and natural gas reserves attributable to our properties. The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Material factors that will affect actual future net cash flows include:

     *  the amount and timing of actual production;

     *  supply and demand for natural gas;

     * curtailments or increases in consumption by natural gas purchasers; and

     *  changes in governmental regulations or taxation.

THE OIL AND GAS EXPLORATION BUSINESS INVOLVES A HIGH DEGREE OF BUSINESS AND FINANCIAL RISK.

     The business of exploring for and developing oil and gas properties is an activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on assumptions about the quantity, quality, cost to produce, market availability and sales price for the reserves being acquired. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. Any decision to acquire a property is also influenced by our subjective judgment as to whether we will be able to locate the reserves, drill and equip the wells to produce the reserves, operate the wells economically, and market the production from the wells.

     The successful completion of an oil and gas well does not ensure a profit on investment. A variety of geophysical factors including:

     *  the absence of producible quantities of oil and gas;

     * insufficient formation attributes such as porosity to allow production;

     *  excess water production requiring disposal; and

     *  improperly pressured reservoirs from which to produce the reserves may make a well uneconomical to operate. In addition, market-related factors such as:

     *  availability of transportation for the production;

     *  demand for the oil and gas produced; and

     *  price for the oil and gas produced

may cause a well to become uneconomic or only marginally economic.

OUR BUSINESS IS SUBJECT TO OPERATING HAZARDS THAT COULD RESULT IN SUBSTANTIAL LOSSES.

     The oil and natural gas business involves operating hazards such as:

     *  well blowouts;

     *  craterings;

     *  explosions;

     *  uncontrollable flows of oil, natural gas or well fluids;

     *  fires;

     *  formations with abnormal pressures;

     *  pipeline ruptures or spills;

     *  pollution;

     *  releases of toxic gas
and other environmental hazards and risks any of which could cause substantial losses. In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial liabilities to third parties or governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions or cause Infinity to incur losses. An event that is not fully covered by insurance -- for instance, losses resulting from pollution and environmental risks, which are not fully insured
-- could cause us to incur material losses.

EXPLORATORY DRILLING IS AN UNCERTAIN PROCESS WITH MANY RISKS.

     Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

     *  unexpected drilling conditions;

     *  pressure or irregularities in formations;

     *  equipment failures or accidents;

     *  adverse weather conditions;

     *  compliance with governmental requirements, rules and regulations; and

     * shortages or delays in the availability of drilling rigs and the delivery of equipment.

     Infinity's future drilling activities may not be successful, nor can we be sure that our overall drilling success rate will not decline. Unsuccessful drilling activities would result in significant expenses being incurred without any benefit.

INFINITY MAY FACE UNANTICIPATED WATER DISPOSAL COSTS.

     Large volumes of water produced from coalbed methane wells and discharged onto the surface in the Powder River Basin of Wyoming have drawn the attention of governmental agencies, gas producers, citizens and environmental groups which may result in new regulations for the disposal of produced water. Infinity intends to use injection wells to dispose of water into underground rock formations. If Infinity's wells produce water of lesser quality than allowed under Wyoming state law for injection into underground rock formations, Infinity could incur costs of up to $5.00 per barrel of water to dispose of the produced water. At current production rates, this would cost Infinity an additional $360,000 a month in water disposal costs. If Infinity's wells produce water in excess of the limits of its permitted facilities, Infinity may have to drill additional disposal wells. Each additional disposal well could cost Infinity up to $175,000.

OUR BUSINESS WILL DEPEND ON TRANSPORTATION FACILITIES OWNED BY OTHERS.

     The marketability of gas production will depend in part on the availability, proximity and capacity of pipeline systems owned by third parties. Federal and state regulation of gas and oil production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, and general economic conditions could adversely affect our ability to produce, gather and transport natural gas.

THE OIL AND GAS INDUSTRY IS HEAVILY REGULATED.

     Federal, state and local authorities extensively regulate the oil and gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. Noncompliance with statutes and regulations may lead to substantial penalties, and the overall regulatory burden on the industry increases the cost of doing business and, in turn, decreases profitability. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.

INFINITY MUST COMPLY WITH COMPLEX ENVIRONMENTAL REGULATIONS.

     Infinity's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. We estimate we will spend approximately $6,000 per well for containment facilities during drilling operations and approximately $525,000 to obtain permits for, drill and equip three water disposal wells to handle water produced from oil and gas wells during the current fiscal year. It will cost the Company approximately $30,000 per year to operate these disposal wells. In addition to the environmental costs that will be incurred by our oil and gas production operations, during 2002 Consolidated will incur an estimated $25,000 in costs associated with operating within current environmental regulations this fiscal year. New laws or regulations, or changes to current requirements, could result in Infinity having to incur additional costs. We could face significant liabilities to the government and third parties for discharges of oil, natural gas or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation.

     Our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Our operations and facilities are subject to numerous environmental laws, rules and regulations of the United States and other countries, including laws concerning:

     * the containment and disposal of hazardous substances, oilfield waste and other waste materials;

     *  the use of underground storage tanks; and

     *  the use of underground injection wells.

     Laws protecting the environment are becoming stricter. Sanctions for failure to comply with these laws, rules and regulations, many of which may be applied retroactively, may include:

     *  administrative, civil and criminal penalties;

     *  revocation of permits; and

     *  corrective action orders.

     In the United States, environmental laws and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs and other damages as a result of our conduct that was lawful at the time it occurred or conduct of prior operators or other third parties. Cleanup costs, natural resource damages and other damages arising as a result of environmental laws, and costs associated with changes in environmental laws and regulations, could be substantial. From time to time, claims have been made against us and our subsidiaries under environmental laws. Changes in environmental regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could reduce the demand for our well services.

THE OIL AND GAS INDUSTRY IS HIGHLY COMPETITIVE.

     Major oil companies, independent producers, institutional and individual investors are actively seeking oil and gas properties throughout the world, along with the equipment, labor and materials required to operate properties. Many of our competitors have financial and technological resources vastly exceeding those available to Infinity. Many oil and gas properties are sold in a competitive bidding process in which we may lack technological information or expertise available to other bidders. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition.

WE DEPEND ON KEY PERSONNEL.

     Infinity's success will depend on the continued services of its executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. Infinity maintains "key man" life insurance on the lives of Stanton E. Ross and Jon D. Klugh, but only in the amount of $250,000 each. Infinity does not have employment agreements with any of its executive officers.

THE NOTES ARE SUBORDINATED TO OUR OTHER INDEBTEDNESS.

     The Notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. As of June 30, 2002, we had approximately $13.5 million of senior indebtedness outstanding. We may also pursue a variety of sources of other debt financing which, if obtained, would constitute additional senior indebtedness. As a result of this subordination, in the event of bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and we may not have sufficient assets remaining to pay amounts on any or all of the Notes then outstanding. In addition, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, including any subsidiaries which we may acquire or establish in the future. Our right to receive assets of one of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) would be effectively subordinated to the claims of a subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of a subsidiary. In that case, our claims would still be subordinate to any security interest in the assets of the subsidiary.

                                RECENT EVENTS

     On May 29, 2002, we sold all of our operating oil and gas properties in Kansas to West Central Oil LLC, an unrelated company, for approximately $1.8 million in cash and notes. These properties were known as the Manson lease located in the Cherokee Field in Southeastern Kansas and sixteen leases located in the Owl Creek Field in Woodson County, Kansas. The sale did not include our 31.25% interest in a 5,120 acre river sand prospect in Stanton County, Kansas, which is our only remaining oil and gas property in Kansas. We sold the Kansas properties so that we may focus our resources on the development of our coalbed methane properties.

     On July 10, 2002, we announced that we had agreed to purchase 3,427 gross (2,806 net) acres of coalbed methane leases at our LaBarge Project in the Greater Green River Basin in Wyoming. We expect to close the acquisition by early August 2002. The additional acreage would allow us to proceed with a second five-well pilot program on this project.

     On July 11, 2002, we announced that we had received approximately $1,000,000 from the exercise of Class B Warrants to purchase our common stock. These warrants expired on June 30, 2002. We intend to use the proceeds for additional drilling activities and other corporate purposes.

     On July 18, 2002, we announced that we had entered into an agreement to acquire deep oil and gas mineral rights on 56,000 acres in our Sand Wash Basin property in Colorado and Wyoming.

                              USE OF PROCEEDS

     Infinity will not receive any proceeds from the sale of the Notes or common stock by the selling holders. Proceeds from the Notes will be used to drill and equip coalbed methane wells in the Greater Green River Basin of Wyoming.

     To the extent that any of the placement agent warrants and bridge loan options are exercised, up to approximately $3,646,000 may be received by Infinity. The placement agent warrants are exercisable through April 22, 2007, at an exercise price of $9.055 per share. The bridge loan options are exercisable through March 7, 2007, at an exercise price of $7.34 per share.
We cannot predict when, if ever, any of the placement agent warrants or bridge loan options will be exercised. As a result, we are not currently able to determine how we would use the proceeds of any exercise of these warrants or options. Any proceeds received from the exercise of the placement agent warrants or bridge loan options will be used for valid business purposes.

                               SELLING HOLDERS

     The Notes, the placement agent warrants and the bridge loan options were originally issued by us in April 2002 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be qualified accredited investors. We relied on the exemptions provided by
Section 4(2) of the Securities Act and/or Rule 506 of Regulation D under the Securities Act. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and common stock into which the Notes are convertible, and the placement agent warrants and common stock issuable upon the exercise of the placement agent warrants.

     The following table sets forth information, as of July 31, 2002, with respect to the holders of the Notes and the principal amounts of Notes beneficially owned by each selling holder that may be offered under this Prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the Notes or common stock into which the Notes are convertible. Accordingly, no estimate can be given as to the amount of the Notes or common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.


                                                                  Number        Number         Percentage
                                 Principal        Percentage    of Conver-     of Shares       of Common
                                 Amount of        of Notes      sion Shares   Beneficially     Stock Out-
                                 Notes that      Outtstanding   That May be   Owned Before   standing Before
Selling Holder                   May be Sold         (1)        Sold (2)(3)     Offering        Offering
--------------                   -------------   -----------    -----------   ------------   ---------------
Stephen J. Adler & Jonathan D.
 Adler CO-TTEES for The
 Harry Adler Revocable Trust     $   70,000.00        *              8,177        8,177            *
Andrew Arno ACF Jesse Benjamin
 Arno                                17,632.50        *              2,044      747,643 (5)       9.2%
Andrew Arno ACF Mathew Arno          17,632.50        *              2,044      747,643 (5)       9.2%
 R. Matluck & T. Unterberg TTEES
 C.E. Unterberg, Towbin 401(k)
 Profit Sharing Plan FBO Andrew
 Arno                               105,795.00        *             12,266      747,643 (5)       9.2%


                                                       13


Alan R. Baumann Revocable Trust,
 Alan R. Baumann, Barbara Baumann
 & William Frazier TTEES             70,530.00        *              8,177        8,177            *
William J. Borner & Kim Koopersmith
 Borner                              35,265.00        *              4,089        4,089            *
James E. Borner & Ann B. Borner     282,120.00       1.6%           32,710       42,070 (4)        *
Harvey Brandner, Anita Weinberger
 & Ellen Colton TTEES Bernard
 Brandner Testamentary Trust         35,265.00        *              4,089        4,089            *
Ellen U. Celli                      141,060.00        *             16,355       37,155 (4)        *
Ellen U. Celli & Emily U. Satloff
 TTEES, T.I. Unterberg Grandchildren's
 Trust                               35,265.00        *              4,089        4,089            *
Charles Schwab & Co. Inc. CDN
 FBO: Neil A. Chamberlin Jr. IRA     98,742.00        *             11,448       11,488            *
Neil Chavkin                         70,530.00        *              8,177        8,177            *
Andrew Chavkin and Ellen Weiss       70,530.00        *              8,177        8,177            *
Robert Chavkin                       35,265.00        *              4,089        4,089            *
Stanley Cohen                        84,636.00        *              9,813        9,813            *
Scone Investments LP                 56,424.00        *              6,542        6,542            *
Scone Foundation                     70,530.00        *              8,177        8,177            *
Donald L. Day TTEE Donald L. Day
 Rev Trust                          105,795.00        *             12,266       12,266            *
Earl Ellis                          141,060.00        *             16,355       16,355            *
Robert & Agatha Esposito             35,265.00        *              4,089        4,089            *
Gary Fagen                           35,265.00        *              4,089        4,089            *
Douglas Fagen                        36,265.00        *              4,089        4,089            *
Scott G. Fine                        35,265.00        *              4,089        4,089            *
Ronald Frumkes                       70,530.00        *              8,177        8,177            *
Lisa Frumkes                         35,265.00        *              4,089        4,089            *
Miriam Gleberman & J. Harve
 Gleberman, TTEES Miram
 Gleberman Rev Trust                 35,265.00        *              4,089        9,289 (4)        *
Michael Glita and Joan D. Glita      49,371.00        *              5,724        5,724            *
John Gutfreund                      141,060.00        *             16,355       16,355            *
Michael P. Hagerty                   70,530.00        *              8,177        8,177            *
Arlon Hamby and Dorothy Hamby        70,530.00        *              8,177        8,177            *
Eric Haskell                         70,530.00        *              8,177        8,177            *
Seneca Capital LP                 2,821,200.00      15.9%          327,096      327,096           4.2%
David House                         352,650.00       2.0%           40,887       40,887            *
Paul D.C. Huang                      35,265.00        *              4,089        9,289 (4)        *
Hull Associates LP                  352,650.00       2.0%           40,887       40,887            *
Duck Partners, LP                   211,590.00       1.2%           24,532       24,532            *
Stephen Jacobs                      141,060.00        *             16,355       18,345            *
Hurricane International             141,060.00        *             16,355       16,355            *
Gloria D. Kelley                     35,265.00        *              4,089        4,089            *
Doris S. Kennedy                    705,300.00       4.0%           81,774       81,774           1.1%
Dean T. Langford                    141,060.00        *             16,355       16,355            *
Barbara Levy                         35,265.00        *              4,089        4,089            *
John Lewin                           70,530.00        *              8,177        8,177            *
Stephen Lewin                        70,530.00        *              8,177        8,177            *
Stephen Lewin 1997 Trust John
 Lewis Trustee FBO: Sean Lewin
 and Colette Lewin                   42,318.00        *              4,907        4,907            *
J. Bruce Llewellyn                  105,795.00        *             12,266       27,866            *
Howard Lynch                         35,265.00        *              4,089        4,089            *
Bruce Alan MacNaughton Trust         70,530.00        *              8,177        8,177            *
Senvest Master Fund                 352,650.00       2.0%           40,887       40,887            *
C.E. Unterberg, Towbin Capital
 Partners, L.P.                     352,650.00       2.0%           40,889      144,889 (4)       1.9%
Emily Grabel Miller & John
 Irving Miller M.D.                  35,265.00        *              4,089        4,089            *
Hamilton Multi-Strategy Master
 Fund L.P.                        1,410,600.00       8.0%          163,548      163,548           2.2%
Cheyenne Holdings Limited
 Partnership                        705,300.00       4.0%           81,774       81,774            *
Gracie Capital                    1,410,600.00       8.0%          163,548      163,548           2.2%
Ray Pinion                          141,600.00        *             16,355       16,355            *
Ridgecrest Partners, L.P.            11,990.10        *              1,390        3,470 (4)        *
Ridgecrest Partners QP, L.P.        263,782.20       1.5%           30,583       87,786 (4)       1.2%
Ridgecrest Partners Ltd.            107,910.90        *             12,511       35,391 (4)        *

                                                       14


Catalyst Partners, L.P.             143,881.20        *             16,682       23,130 (4)        *
Catalyst International Ltd.          71,940.60        *              8,341       23,733 (4)        *
James W. Quinn                       35,265.00        *              4,089        4,089            *
Paul B. Robbins & Sheri L.
 Robbins TTEES of The Paul B.
 Robbins and Sheri Robbins Trust     70,530.00        *              8,177        8,177            *
Burton Rubin                         35,265.00        *              4,089        9,289 (4)        *
Scott Sampson TTEE FBO SAS
 Trust I                            282,120.00       1.6%           32,710       32,710            *
Andrew G. Celli & James Satloff
 TTEES FBO: Dustin Nathaniel
 Satloff Trust                       35,265.00        *              4,089        9,289 (4)        *
Andrew G. Celli & James Satloff
 TTEES FBO: Theodore J. Satloff
 Trust                               35,265.00        *              4,089        9,289 (4)        *
Emily U. Satloff                     70,530.00        *              8,177       28,977 (4)        *
Stuart Schapiro Keogh, Bear
 Stearns Secs Corp. Custodian       105,795.00        *             12,266       12,266            *
Norman Scott                         70,530.00        *              8,177        8,177            *
John J.F. Sherrerd                  493,710.00       2.8%           57,242       57,242            *
Ronald Shiftan                      141,060.00        *             16,355       31,955 (4)        *
Bruce Slovin                        141,060.00        *             16,355       31,955 (4)        *
Charles W. Stendig TTEE FBO:
 Charles W. Stendig Trust            70,530.00        *              8,177       13,377 (4)        *
James H. Stone                       42,318.00        *              4,906       10,106 (4)        *
Straus-Spelman L.P.                  84,636.00        *              9,813        9,813            *
Straus-Gept, L.P.                   246,855.00       1.4%           28,621       28,621            *
Strauss Partners, L.P.              726,459.00       4.1%           84,227       84,227           1.2%
William Scott Symons & Loretta
 Symons                             352,650.00       2.0%           40,887       40,887            *
Declaration of Trust dtd 8/7/96
 by Thomas I. Unterberg, A.
 Robert Towbin TTEE                 211,590.00       1.2%           24,532       24,532            *
Marjorie & Clarence E. Unterberg
 Foundation, Inc.                   458,445.00       2.6%           53,153       53,153            *
Bella & Israel Unterberg
 Foundation                          70,530.00        *              8,177        8,177            *
Thomas I. Unterberg TTEE FBO:
 Emily Satloff Family Trust          70,530.00        *              8,177       18,577 (4)        *
Thomas I. Unterberg                 282,120.00       1.6%           32,710      838,706 (6)      10.2%
Dan & Ellen Weiner TTEES The
 Werner Family Trust FBO Benno,
 Joshua & Carl Weiner               211,590.00       1.2%           24,532       24,532            *
Barbara Yaspan                       35,265.00        *              4,089        4,089            *
Summit Industrial                   141,060.00        *             16,535       16,535            *
Vincent Yen                         282,120.00       1.6%           32,710       32,710            *
Wayen Investments                   282,120.00       1.6%           32,710       37,910            *
                                 -------------                  ----------
     Total                       17,688,924.00                   2,051,074
__________________

  *  Less than 1%.

(1)  All of the Notes are being offered under this Prospectus.  As a result, upon the sale of the Notes, such selling holder will no longer own any Notes.

(2)  Consists of shares of common stock issuable upon conversion of the Notes.

(3)  Assumes a conversion price of $8.625 per share and the conversion of six months' accrued interest.
     the conversion price is subject to adjustment as described under "Description of Notes -- Conversion
     Rights."

(4)  Includes shares issuable on the conversion of 8% Convertible Subordinated Notes beneficially owned by the named person(s).

(5)  Includes 4,088 shares issuable under Notes and 5,200 shares issuable under 8% Convertible Subordinated
     Notes held by Mr. Arno as a custodian for minor children; 12,266 shares issuable under Notes and 10,400 issuable under 8% Convertible Subordinated Notes held by a trust for his benefit; 150,800 shares issuable under 8% Convertible Subordinated Notes and 420,000 shares issuable under private placement warrants held by C.E. Unterberg, Towbin, a California Limited Partnership, of which he is a managing director; and
     40,889 shares issuable under Notes and 104,000 shares issuable under 8% Convertible Subordinated Notes held by C.E. Unterberg, Towbin Capital Partners, LP of which he is a manager.


                                                    15

(6)  Includes 32,710 shares issuable upon conversion of Notes held by Mr. Unterberg; 61,330 shares issuable under Notes held by foundations he controls; 8,177 shares issuable under Notes and 20,800 shares issuable under 8% Convertible Subordinated Notes held by trusts of which he is trustee or beneficiary;
     150,800 shares issuable under 8% Convertible Subordinated Notes and 420,000 shares issuable under private placement warrants held by C.E. Unterberg, Towbin, a California Limited Partnership, of which he is a managing director; and 40,889 shares issuable under Notes and 104,000 shares issuable under 8%
     Convertible Subordinated Notes held by C.E. Unterberg, Towbin Capital Partners, L.P. of which he is a manager.


    The following table sets forth information, as of July 31, 2002, with respect to C.E. Unterberg, Towbin concerning the placement agent warrants and the shares of common stock issuable upon exercise of placement agent warrants that are being offered by this Prospectus.

                          Number of
                          Placement                                        Percentage
                          Agent War-                       Total Shares    of Common
                          rants that    Number of Shares   Beneficially      Stock
Selling Holder            May be Sold   That May be Sold      Owned       Outstanding
--------------            -----------   ----------------   ------------   ------------
C.E. Unterberg, Towbin,    200,000 (1)        200,000         715,689(2)       8.8%
 a California Limited
 Partnership
__________________

(1)  These warrants may be deemed to be held by the managing directors of C.E.
     Unterberg, Towbin, which includes Thomas I. Unterberg, Andrew Arno and
     Robert M. Matluck. O. Lee Tawes, a Director of Infinity, is a non-managing director of C.E. Unterberg, Towbin.

(2) Includes 150,800 shares issuable under 8% Convertible Subordinated Notes held by C.E. Unterberg, Towbin, a California Limited Partnership; 200,000 shares being offered by C.E. Unterberg, Towbin that are issuable upon the exercise of placement agent warrants; 220,000 shares issuable under other warrants held by C.E. Unterberg, Towbin; and 40,889 shares issuable under Notes and 104,000 shares issuable under 8% Convertible Subordinated Notes held by C.E. Unterberg, Towbin Capital Partners, L.P.

     The following table sets forth information, as of July 15, 2002, with respect to the holders of the bridge loan options and the shares of common stock issuable upon exercise of these options that are offered by this Prospectus.

                         Number
                        of Shares    Total Shares    Percentage of
                        That May     Beneficially    Common Stock
Selling Holder           be Sold        Owned         Outstanding
--------------          ---------    ------------    -------------

Nolet Associates         62,500         62,500            *
Irving Strickstein       40,000        147,500           2.1%
Susan Sadley             11,250         11,250            *
Robert Strickstein       11,250         11,250            *
James D. Loeffelbein     31,250         31,250            *
Harvey M. Burstein       31,250         31,250            *
U.S. Capital Fund, LLC   31,250         31,250            *
Michael E. Morse         31,250         31,250            *
________________

* Less than 1%.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees of their successors, may sell the Notes, the common stock and the placement agent warrants directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The Notes, the common stock and the placement agent warrants may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange on which the common stock may be listed, or U.S. inter-dealer system of a registered national securities association on which the Notes, the common stock or the placement agent warrants may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise; or

     - through the settlement of short sales.

     In connection with the sale of the Notes and the common stock or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Notes or the common stock in the course of hedging the positions they assume. The selling holders may also sell the Notes or the common stock short and deliver these securities to close out their short positions, or loan or pledge the Notes or the common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the Notes, common stock or placement agent warrants offered by them will be the purchase price of the Notes, common stock or placement agent warrants less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq SmallCap Market under the symbol "IFNY". We do not intend to list the Notes or placement agent warrants for trading on any national securities exchange or on the Nasdaq Stock Market and can give no assurance about the development of any trading market for the Notes or placement agent warrants.

     In order to comply with the securities laws of some states, if applicable, the Notes, common stock and placement agent warrants may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes, common stock and placement agent warrants may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus deliver requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling holder may not sell any Notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific Notes, common stock or placement agent warrants to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement to, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     The registration statement of which this prospectus is a part is being filed pursuant to registration rights agreements that we entered into with the holders of the Notes, the placement agent warrants and the bridge loan options to register the Notes, common stock and placement agent warrants under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreements and the placement agent warrants provide for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes, the common stock and the placement agent warrants, including liabilities under the Securities Act.

     In connection with the acquisition of the Notes and the placement agent warrants, the selling holders each purchased the Notes or placement agent warrants in the ordinary course of business. At the time of purchase, each selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the Notes, the common stock and the placement agent warrants.

                           DESCRIPTION OF THE NOTES

     The Notes were issued under an Indenture between Infinity, as issuer, and Wilmington Trust Company, as Trustee. The following description is a summary of the material provisions of the Indenture. You should refer to the Indenture for a full description of the Indenture.

GENERAL

     The Notes are generally unsecured obligations of Infinity, were issued in the principal amount of $12,540,000 and will mature on April 15, 2007. The Notes are contractually subordinated in right of payment to all existing and future Senior Debt. As of June 30, 2002, we had approximately $13.5 million of Senior Debt outstanding.

     The Notes bear interest from April 15, 2002 at the rate per annum of 7%. Interest is payable semi-annually on October 15 and April 15 of each year, commencing October 15, 2002. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. Interest is payable, at the discretion of the Company, (1) in cash or (2) in additional notes in integral multiples of $1,000 with residual amounts payable in cash. Principal of and interest on the Notes is payable at the office of the Paying Agent. The Trustee will initially act as the Paying Agent.

CONVERSION RIGHTS

     At any time, a Note may be converted in whole or in part, at the option of the holder upon written notice, into shares of common stock. The number of shares of common stock shall be equal to the Conversion Amount divided by the Conversion Price. The Conversion Amount shall be the aggregate principal amount converted plus accrued and unpaid interest thereon and all other amounts due under the Note as of the conversion date. The Conversion Price is currently $8.625 per share, subject to adjustment from time to time.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including:

     (1) the issuance of shares of common stock as a dividend or distribution on our common stock;

     (2)  the subdivision or combination of our common stock;

     (3) except for certain authorized stock issuances described below, the issuance of any shares of common stock, or options warrants or other rights to acquire shares of common stock, for a consideration, exercise or conversion price per share less than the Conversion Price in effect immediately prior to such issuance; and

     (4) the distribution of assets to holder of our common stock pursuant to a complete or partial liquidation.

No adjustments to the Conversion Price will be made in connection with the exercise of the options to purchase 834,400 shares of common stock which were outstanding on April 22, 2002 under our 1992, 1999, 2000, 2001 and 2002 stock option plans, upon the grant or exercise of additional options to purchase up to 400,000 shares of common stock per year under new stock option plans; or the issuance of up to 100,000 shares of common stock to non-affiliated persons in connection with acquisition transactions so long as the consideration received is at least equal to then current market price.

     In the case of any consolidation or merger or sale or transfer by Infinity of all or substantially all of its assets to another corporation or other entity (other than a consolidation or merger which does not result in any reclassification or change of the outstanding common stock), the corporation or other entity formed by such consolidation or merger or acquiror of such assets shall deliver a supplemental instrument or agreement providing that noteholders shall have the right thereafter (until the maturity date or earlier conversion or redemption of the Notes) to receive, upon conversion of Notes, the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale or transfer, by a holder of the number of shares of common stock for which a Note might have been converted immediately prior to such consolidation, merger, sale or transfer.

     Adjustments to the Conversion Price to reflect our issuance of other rights, warrants, evidences of indebtedness, securities or other property (including cash) to holders of the common stock may result in constructive distributions taxable as dividends to holders of the Notes.

AUTOMATIC CONVERSION

     The Notes will be converted automatically into common stock if, after April 22, 2003, the Company completes a public offering of its common stock with net proceeds to the Company of at least $35 million with a per share price of at least $12.94.

OPTIONAL REDEMPTION

     The Notes may not be redeemed at the option of the Company prior to April 22, 2003. On that date and thereafter, Infinity may redeem all (and not part) of the outstanding Notes at the original principal amount of the Notes if the market price of Infinity's common stock for the twenty consecutive trading days immediately prior to the day the notice of redemption is given exceeds 200% of the Conversion Price.

     Commencing April 22, 2004, the Notes may also be redeemed at our option, in whole, upon not less than 30 nor more than 60 days' notice to the holders. The redemption prices (expressed as a percentage of principal amount) are as follows for Notes redeemed during the periods set forth below:

          Period                                       Percentage
          ------                                       ----------

          April 22, 2004 through April 21, 2005          104.2%
          April 22, 2005 through April 21, 2006          102.8%
          April 22, 2006 and thereafter                  101.4%

in each case together with accrued interest and unpaid liquidated damages, if any, up to but not including the redemption date.

     All Notes which are redeemed or otherwise acquired by us or any of our Subsidiaries prior to maturity will be immediately canceled and may not be held, reissued or resold.

PURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     In the event of a Change in Control each holder has the option, subject to the terms and conditions of the Indenture, to require us to purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's Notes for a purchase price equal to the percentage of the principal amount thereof then applicable to redemption thereof after April 22, 2004, or 101% of the principal amount thereof otherwise, plus accrued interest and any additional amounts up to the date of purchase. This payment is referred to as the Change in Control Payment.

     Within 10 days following any Change in Control, we will mail a notice or cause a notice to be mailed to each holder, stating:

     (1) that the Change in Control Offer is being made pursuant to the Change in Control provisions of the Indenture and that all the Notes tendered will be accepted for payment;

     (2) the purchase price and the purchase date, which shall be no later than 30 days from the date such notice is mailed. This date is referred to as the Change in Control Payment Date;

     (3) that interest will continue to accrue on any Notes not tendered, as provided in the Notes;

     (4) that, unless Infinity defaults in the payment of the Change of Control Payment, with respect to all the Notes accepted for payment pursuant to the Change in Control Offer, interest will cease to accrue after the Change in Control Payment Date;

     (5) that holders electing to have any of the Notes purchased pursuant to a Change in Control Offer will be required to surrender the Notes, with the form entitled Option of Holder to Elect Purchase on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change in Control Payment Date;

     (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change in Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have the Notes purchased;

     (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered;

     (8) that conversion rights will terminate with respect to any Notes tendered for purchase so long as the Change of Control Payment is made.

     A Change in Control shall be deemed to have occurred if any of the following occurs after the Issue Date of the Notes:

     (1) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becoming the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 15% of the combined voting power of the then outstanding voting securities of Infinity other than any such holding by Infinity;

     (2) approval by stockholders of Infinity of any plan or proposal for the liquidation, dissolution or winding up of Infinity;

     (3) Infinity (A) consolidating with or merging into any other corporation or any other corporation merging into Infinity, and in the case of any such transaction, the outstanding common stock of Infinity being changed or exchanged into or for other assets or securities as a result, unless the stockholders of Infinity immediately before such transaction own, directly or indirectly, immediately following such transaction, more than 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of such voting power immediately before such transaction or (B) conveying, transferr-ing or leasing all or substantially all of its assets to any person;

     (4) continuing directors ceasing to constitute a majority of the Board of Directors of Infinity (or, if applicable, a successor corporation to Infinity); or

     (5) Stanton E. Ross ceasing to serve as Chief Executive Officer of Infinity with principal day-to-day responsibility for the overall operations of Infinity or, together with any person or entity controlled by Stanton E. Ross ceasing to own at least 500,000 shares of capital stock of Infinity, as adjusted to reflect any stock splits, reverse stock splits, recapitalizations or similar events.

     We will comply with the requirements of Rule 13e-4 and Rule 14e-1, under the Exchange Act, and with any other securities laws and regulations thereunder to the extent these laws and regulations are applicable in connection with any offer to purchase Notes at the option of the holders upon a Change in Control.

     The Change in Control purchase feature of the Notes may in some circumstances make more difficult or discourage a takeover of Infinity and the removal of incumbent management. We are not aware of any specific effort to accumulate shares of common stock or to obtain control of Infinity by means of a merger, tender offer, solicitation or otherwise, nor is the Change in Control purchase feature part of a plan by management to adopt a series of anti-takeover provisions.

     Subject to the limitation on mergers and consolidations discussed below, we could, in the future, enter into transactions, including recapitalizations of Infinity, that would not constitute a Change in Control under the Indenture, but that would increase the amount of indebtedness (including Senior Debt) outstanding or otherwise adversely affect the holders of the Notes. There will be no restrictions in the Indenture on the creation of additional indebtedness (including Senior Debt) by Infinity or its subsidiaries and the incurrence of significant amounts of additional indebtedness could have an adverse effect on our ability to service our indebtedness, including the Notes.

     If a Change in Control were to occur, there can be no assurance that we would have sufficient funds to pay the Change in Control Payment for the Notes tendered by the holders thereof. In addition, other indebtedness which we may incur in the future may have similar change in control provisions permitting the holders thereof to accelerate or require us to repurchase such indebtedness upon the occurrence of events similar to a Change in Control.
Our failure to repurchase the Notes when required following a Change in Control will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions thereof.

SUBORDINATION OF NOTES

     To the extent set forth in the Indenture, the Notes are subordinated in right of payment to all of our existing and future Senior Debt. Upon any payment or distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of Infinity (whether in insolvency or bankruptcy proceedings or otherwise), all Senior Debt must be paid in full before any payment is made in respect of the Notes.

     In the event that, notwithstanding the provisions set forth in the immediately preceding paragraph, any holder of the Notes receives any payment in contravention of any of the terms of the Indenture in respect of the Notes before all Senior Debt is paid in full, then such payment or distribution will be held by the recipient intrust for the benefit of holders of Senior Debt.

EVENTS OF DEFAULT

     If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization with respect to Infinity or any Significant Subsidiary) occurs and is continuing, the Trustee or the holders of a majority of the outstanding principal amount of the Notes may, by notice to Infinity, declare all unpaid principal of and accrued interest to the date of acceleration on the Notes then outstanding to be due and payable immediately. Upon such an acceleration, Infinity would also be required to pay a premium equal to the amount that Infinity would have been required to pay if Infinity had elected to redeem the Notes if such acceleration occurs on or after April 22, 2004. If an acceleration were to occur prior to that date, the amount payable (expressed as a percentage of principal amount) would be the amount set forth below for each of the years beginning April 22 of the years set forth below:

                    Year           Percentage

                    2002             107.0%
                    2003             105.6%

     The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may on behalf of all holders waive any existing default or Event of Default and its consequences except a default or Event of Default in the payment of principal of, premium and additional amounts owed, or accrued interest on the Notes.

     The following are Events of Default under the Indenture:

     (1) Infinity defaults in the payment when due of interest on the Notes or any additional amounts required under registration rights agreement and such default continues for a period of three business days.

     (2) Infinity defaults in the payment of principal of or premium, if any, on the Notes when due and payable whether at maturity, by declaration, upon redemption (including in connection with an offer to purchase) or otherwise and such default continues for a period of one business day.

     (3) failure of Infinity to comply with the requirements of the Indenture relating to certifying Events of Default, mergers and similar transactions or provisions relating to the rights of holders to convert their Notes, or the failure to comply with the covenants or agreements contained in the registration rights and purchase agreements with the purchasers of the Notes;

     (4) Infinity fails to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the Notes for 20 days after notice to Infinity by the Trustee or the holders of at least a majority of the principal amount outstanding of the Notes.

     (5) Infinity or any of its subsidiaries shall fail to make any payment in respect of any of their respective indebtedness (individually or collectively) (provided, if such indebtedness is not Senior Debt, that such defaulted indebtedness has an aggregate outstanding principal balance in excess of $500,000) when due or within any applicable grace period or any event or condition shall occur which results in the acceleration of the maturity of any such indebtedness.

     (6) a final judgment or order (not covered by insurance) for the payment of money shall be entered by a court of competent jurisdiction against Infinity or any of its subsidiaries in excess of $25,000 individually or $75,000 in the aggregate for all such judgments or orders (treating any deductibles, self insurance or retention as not so covered) and such judgment or order shall continue unsatisfied, unbonded and unstayed for a period of 30 consecutive days;

     (7) Infinity or any of its subsidiaries makes or sends notice of a bulk transfer;

     (8) Infinity or any of its subsidiaries, pursuant to or within the meaning of any bankruptcy law: (i) commences a voluntary case or proceeding;
(ii) consents to the entry of an order for relief against it in an involuntary case or proceeding; (iii) consents to the appointment of a custodian of it or for all or substantially all of its property; (iv) makes a general assignment for the benefit of its creditors; or (v) admits in writing its inability to pay its debts as the same becomes dues;

     (9) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (i) is for relief against Infinity or any of its subsidiaries in an involuntary case; (ii) appoints a custodian of Infinity or any of its subsidiaries or for all or substantially all of the property of Infinity or any of its subsidiaries; or (iii) orders the liquidation of Infinity or any of its subsidiaries, and, in each case, such order or decree remains unstayed and in effect for 30 consecutive days.

    (10)  the liquidation, dissolution or winding up of Infinity;

    (11) Infinity's common stock ceases to be traded on the Nasdaq SmallCap Market or the Nasdaq National Market System.

     No holder may pursue any remedy under the Indenture or the Notes against Infinity (except actions for payment of overdue principal or interest or for the conversion of the Notes); unless

     (1) the holder gives to the Trustee written notice of a continuing Event of Default;

     (2) the holders of a majority of the principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy;

     (3) such holder or holders offer and, if requested, provide satisfactory indemnity to the Trustee against any such loss or expense;

     (4) the Trustee does not comply with the request within the 60 days after receipt of the request and the offer of indemnity; and

     (5) the Trustee shall not have received during such 60-day period a direction inconsistent with the request.

     We must deliver an Officers' Certificate to the Trustee within 90 days after the end of each fiscal year and within 45 days after the end of each of the first three fiscal quarters in each fiscal year of Infinity as to our compliance with all conditions and covenants on our part contained in the Indenture, and stating whether or not any default or Event of Default has occurred. The Officers' Certificate shall describe the default of Event of Default and the efforts to remedy the same.

AFFIRMATIVE COVENANTS

     In addition to standard covenants relating to the operation of our business, Infinity has agreed that so long as any amounts payable under the Notes remains unpaid that, without the consent of the holders of a majority of the aggregate principal amount of the Notes outstanding, it will not:

     (1) Enter into any transactions with affiliates of Infinity, including any transaction for the purchase, sale or exchange of property or the rendering of any service to or by any affiliate, unless (i) such transaction is in the ordinary course and pursuant to the reasonable requirements of our business, (ii) such transaction is on terms no less favorable to Infinity than those that would have been obtained with an unrelated party, and (iii) we deliver an Officers' Certificate to the Trustee certifying that the transaction meets these requirements and has been approved by a majority of the disinterested members of the Board of Directors.

     (2) Take any of the following actions without the consent of the holders of a majority of the outstanding principal amount of the Notes (i) take a record of our shareholders for the purposes of making any dividends or other distributions except for stock dividends or stock splits; (ii) effect any reorganization, recapitalization or reclassification of our common stock or other capital stock; (iii) apply any property or assets to the purchase, acquisition, redemption or retirement of common stock or capital stock; (iv) effect any reorganization, consolidation, merger or sale, transfer, lease or other disposition (including without limitation a disposition by way of dividend) of a majority of the property, assets, stock or business of Infinity; (v) effect a dissolution, liquidation or winding up of Infinity; or
(vi) create, issue, assume or otherwise incur indebtedness which would result in Infinity having outstanding indebtedness (exclusive of indebtedness outstanding under the Indenture, under the indenture of Infinity dated December 21, 2001, and secured indebtedness of Infinity outstanding as of April 22, 2002, and refinancings thereof not in excess of the amounts refinanced or on terms less favorable to Infinity than those of the indebtedness being refinanced) in excess of $20 million.

AMENDMENT

     Infinity and the Trustee may amend or supplement the Indenture or the Notes with the written consent of the holders of at a majority in principal amount of the outstanding Notes. However, without the consent of the holder of each Note affected thereby, an amendment, supplement or waiver may not:

     (1) reduce the percentage of the principal amount of outstanding Notes whose holders must consent to an amendment, supplement or waiver;

     (2) reduce the rate of or change the fixed maturity of any Note or amend or waive any of the provisions with respect to the redemption of the Notes;

     (3) reduce the rate of or change the time for payment of interest on any Note;

     (4) waive a default in the payment of the principal of or premium or interest on any Note;

     (5) make any change in the provisions relating to waivers of past defaults or the rights of holders to receive payments of principal or interest;

     (6) make any Notes payable in money other than that stated in the Note; or

     (7) change any definition which shall have the effect of amending the Indenture that could not be amended without the consent of each holder.

     Infinity and the Trustee may amend or supplement the Indenture or the Notes without notice to or consent of any holder in some events, such as to cure any ambiguity, defect or inconsistency or to make any other change that does not adversely affect the rights of the holders, to comply with the provisions of the Trust Indenture Act or to appoint a successor Trustee.

REGISTRATION RIGHTS

     The following summary of the registration rights provided in the registration rights agreements and the Notes is not complete. You should refer to the registration rights agreement for a full description of the registration rights that apply to the Notes.

     Infinity has agreed, pursuant to registration rights agreements between Infinity and the holders of the Notes to file a Shelf Registration Statement under the Securities Act within 90 days after original issuance of the Notes to register resales of the Notes and the shares of common stock into which the Notes are convertible, referred to as the Registrable Securities. Infinity has complied with this provision of the registration rights agreement by filing the registration statement of which this Prospectus is a part.
Infinity will cause such Shelf Registration Statement declared effective as soon as practicable and, in any event, within 180 days after the original issuance of the Notes, and to keep it effective until five years after the original issuance date.

     A holder of Registrable Securities that sells Registrable Securities pursuant to the Shelf Registration Statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the Registration Rights Agreements which are applicable to such holder.

     Should the Shelf Registration Statement not be declared effective within the 180 day period, Infinity shall deliver to each Note holder either (A) additional Notes with a stated principal amount equal to the product of (1) the principal amount of the Notes held by each Holder, including as Notes for this purpose the principal amount of any Notes previously converted into the Shares held by each holder (such principal so calculated being the "Notional Principal Amount") and (2) 5%, or (B) cash in the amount of such product, at Infinity's sole election. On each successive 30th day thereafter until the Shelf Registration is declared effective, Infinity shall deliver to each holder either (A) additional Notes in a stated principal amount equal to 1% of the Notional Principal Amount or (B) cash in an amount equal to 1% of the Notional Principal Amount.

     Should the effectiveness of the Shelf Registration Statement lapse for any reason while Infinity has any obligation to maintain its effectiveness, Infinity shall deliver to each Note holder on each successive 30th day of all such lapses taken on a cumulative basis, either (A) additional Notes in a stated principal amount equal to 5/12ths of 1% of the Notional Principal Amount or (B) cash in an amount equal to 5/12ths of 1% of the Notional Principal Amount.

     We will pay all expenses of the Shelf Registration Statement, provide each holder that is selling Registrable Securities pursuant to the Shelf Registration Statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, resales of the Registrable Securities.

CONCERNING THE TRUSTEE

     Wilmington Trust Company serves as the Trustee under the Indenture. The Trustee will be permitted to deal with Infinity and any affiliate of Infinity with the same rights as if it were not Trustee; PROVIDED, HOWEVER, that under the Trust Indenture Act, if the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act) and there exists a default with respect to the Notes, it must eliminate such conflicts or resign.

BOOK-ENTRY; DELIVERY AND FORM

     Infinity issued the Notes in the form of one or more global notes (the "Global Note"). The Global Note was deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the Global Note may be transferred, in whole or in part, only to DTC or another nominee for DTC. Holders may hold beneficial interests in the Global Note directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC. Notes in definitive certificated form (the "Certificated Notes") will be issued only in certain limited circumstances described below.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collective, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to procedures established by DTC, upon the deposit of the Global Note with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of Notes represented by such Global Note to the accounts of participants. The accounts to be credited were designated by the initial purchasers. Ownership of beneficial interests in the Global Note has been limited to participants of persons that may hold interest through participants. Ownership of beneficial interests in the Global Note is shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests it the Global Note.

     Beneficial owners of interests in Global Notes who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedure, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture and the Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC (in addition to those under the Indenture referred to in this Prospectus). We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We have and will continue to make payments of principal of, premium, if any, and interest on the Notes represented by the Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note. Neither we, the Trustee nor any Paying Agent have or will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We do not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Note owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for conversion as described above) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Note for Certificated Notes which it will distribute to its participants.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

                         DESCRIPTION OF CAPITAL STOCK

     Infinity has 305,000,000 authorized shares of stock, consisting of 300,000,000 shares of common stock, having a par value of $.0001 per share and 5,000,000 shares of preferred stock, having no par value.

COMMON STOCK

     As of July 31, 2002, there were 7,420,073 shares of common stock outstanding. All such outstanding shares of common stock are fully paid and nonassessable. Each share of common stock has an equal and ratable right to receive dividends when declared by the Board of Directors of Infinity out of assets legally available for that purpose and subject to the dividend obligations of Infinity to holders of any preferred stock then outstanding.

     In the event of a liquidation, dissolution or winding up of Infinity, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock outstanding at that time.

     The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of Infinity. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. Meetings of Infinity's shareholders may be called on no fewer than 10 days nor more than 60 days notice. The presence of a majority of the shares outstanding, in person or by proxy, is required to establish a quorum and conduct business at meetings of the shareholders.

PREFERRED STOCK

     Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the shareholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and items, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Infinity. No shares of preferred stock have been designated for issuance.

                 DESCRIPTION OF THE PLACEMENT AGENT WARRANTS

     The placement agent warrants were issued to C.E. Unterberg, Towbin in connection with the offering of the 7% Convertible Subordinated Notes. The placement agent warrants are exercisable to purchase up to 200,000 shares of common stock at an exercise price of $9.055 during the period ending on April 22, 2007.

     The placement agent warrants may be exercised upon surrender of the warrant certificate prior to the expiration date at the offices of Infinity, with the form of election to exercise completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check payable to the order of Infinity) for the number of shares with respect to which such warrant is being exercised.

     The exercise price of the placement agent warrants and the number of shares to be obtained upon exercise of such warrants are subject to adjustment in certain circumstances including a stock split of, or stock dividend on, or a subdivision, combination, or recapitalization of the common stock. In the event of liquidation, dissolution, or winding up of Infinity, holders of the placement agent warrants, unless exercised, will not be entitled to participate in the assets of Infinity. Holders of the placement agent warrants have no voting, preemptive, liquidation or other rights of a shareholder, and no dividends will be declared on the placement agent warrants.

                  SUMMARY OF FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of certain federal income tax considerations that may be relevant to the purchase, ownership and disposition of the Notes and the ownership and disposition of our common stock received upon conversion of the Notes. This discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to the purchase, holding and disposition of the Notes or our common stock.

     Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, non-United States or other tax laws and possible changes in the tax laws.

     INTEREST ON NOTES. Interest on a Note will be includable in the income of a holder as ordinary income at the time interest is received or accrued, in accordance with a holder's method of accounting for United States federal income tax purposes. This includes interest paid in cash or in the form of additional notes.

     SALE, EXCHANGE OR REDEMPTION OF NOTES. A holder of a Note will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a Note in an amount equal to the difference between the proceeds received by the holder, excluding any proceeds that are attributable to accrued interest which will be recognized as ordinary interest income to the extent the holder has not previously included the accrued interest in income, and the holder's adjusted tax basis in the Note. A holder's adjusted tax basis in a Note generally will equal the cost of the Note to the holder. Generally, gain or loss recognized on the disposition of a Note will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period in the Note is more than one year at the time of the disposition.

     CONVERSION OF NOTES. A holder of a Note will not recognize gain or loss on the conversion of a Note solely into our common stock except to the extent that the common stock issued upon conversion is attributable to accrued interest on the Note. The holding period of the common stock received upon conversion will include the period during which the Note was held, and the holder's aggregate tax basis in the common stock received upon conversion of the Note will be equal to the holder's aggregate tax basis in the Note at the time of conversion.

     However, a holder's tax basis in shares of common stock attributable to accrued interest generally will equal the amount of such accrued interest included in income and the holding period will begin on the day following the date of conversion. The fair market value of shares of common stock received which is attributable to accrued interest will be taxable as ordinary interest income.

     ADDITIONAL INTEREST. We intend to take the position that payments of additional interest as described under the heading "Description of the Notes-- Registration Rights" if paid as required therein, should be taxable to holders as ordinary income when received or accrued in accordance with the holder's method of accounting for United States federal income tax purposes. The Internal Revenue Service may take a different position, however, which could affect the timing of a holder's income with respect to additional interest.

     INFORMATION REPORTING AND BACKUP WITHHOLDING. Under current United States federal income tax law, "reportable" payments, including payments on interest and dividends and under specified circumstances principal payments on the Notes made to, specified holders may be subject to backup withholding tax at the rate of 31%, if these persons fail to supply correct taxpayer identification numbers and other required information in the specified manner.

     Any amounts withheld under the backup withholding rules from payment to a holder of Notes or common stock will be refunded or credited against the holder's United States federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

     We will report to holders of Notes and common stock and to the Internal Revenue Service the amount of any reportable payments for each calendar year and the amount of any tax withheld with respect to reportable payments.

                               LEGAL MATTERS

     The legality of the shares offered hereby are being passed upon for Infinity by Krys Boyle Freedman Graham Sawyer Terry & Moore, P.C., 600 17th Street, Suite 2700 South, Denver, Colorado 80202.

                                   EXPERTS

     The audited financial statements for the year ended March 31, 2001 included in Infinity's Transition Report on Form 10-KSB for the transition period ended December 31, 2001 incorporated by reference in this prospectus have been audited by Sartain Fischbein & Co., independent certified public accountants, to the extent and for the periods set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

     The audited financial statements as of December 31, 2001 and for the nine month transition period ended December 31, 2001, included in Infinity's Transition Report on Form 10-KSB for the transition period December 31, 2001, incorporated herein by reference in this Prospectus have been audited by Ehrhardt Keefe Steiner & Hottman, P.C., independent certified public accountants, to the extent and for the periods set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by Infinity with the Commission are incorporated herein by reference:

     (a) Infinity's transition report on Form 10-KSB for the nine month transition period ended December 31, 2001.

     (b) Infinity's quarterly report on Form 10-QSB for the quarter ended March 31, 2002.

     (c) The description of Infinity's shares contained in the registration statement on Form 8-A (SEC File No. 0-17204) filed on November 16, 1993.

     All reports and other documents subsequently filed by Infinity with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities covered by this prospectus have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                            AVAILABLE INFORMATION

     Infinity is subject to certain informational reporting requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this prospectus.

     Infinity has filed with the SEC in Washington, DC a registration statement under the 1933 Act with respect to the securities offered or to be offered hereby. This prospectus does not contain all of the information included in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. For further information about Infinity and the securities offered hereby, reference is made to the registration statement and the exhibits thereto. The registration statement has been filed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the SEC's Web site (http://www.sec.gov.).

     Infinity will provide without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits.
Requests should be made to Infinity, 211 West 14th, Chanute, Kansas 66720, telephone (620) 431-6200, and directed to the attention of Jon D. Klugh, Chief Financial Officer.